Exhibit 99.3

ESCROW AGREEMENT

Agreement dated this 17th day of May 2013 by and between SBH ASSOCIATES, INC. (hereinafter the “Company”) located at 13702 Rampchester Lane, Houston, TX 77015 and GARY B. WOLFF, P.C. (hereinafter “Escrow Agent”) located at 488 Madison Avenue, Suite 1100, New York, New York 10022.

WHEREAS, Escrow Agent warrants and represents that he has read and reviewed the Company’s Registration Statement on Form S-1as initially filed simultaneously with this Escrow Agreement (“Agreement”); and

WHEREAS, based upon such review and in particular, but not limited to that portion of the Registration Statement under the caption “The Offering,” Escrow Agent agrees with the Company to abide by all terms and conditions set forth under the aforesaid heading The Offering.  A copy of a portion of such Section being annexed hereto as Exhibit A, and

WHEREAS, the Company is in full agreement with Escrow Agent.

NOW THEREFORE, the parties hereto agree to abide by each of the terms and conditions as set forth in the Company’s Registration Statement as same relate to the Company’s offering of securities and the maintenance of the Escrow Account.

EXCLUSIVE BUSINESS SERVICES, INC.	GARY B. WOLFF, P.C.
13702 RAMPCHESTER LANE	488 MADISON AVE., SUTIE 1100
HOUSTON, TEXAS 77015	NEW YORK, NEW YORK 10022

By: /s/ Shelagh Bone Hunter	By: /s/ Gary B. Wolff
Shelagh Bone Hunter, President	Gary B. Wolff, President

Exhibit A

The Offering

SBH is offering a total of 2,000,000 shares of common stock for sale at a fixed price of $0.01 per share. There is no minimum number of shares that must be sold by us for the offering to close, and we will retain the proceeds from the sale of any of the offered shares that are sold. The offering is being conducted on a self-underwritten, best efforts basis, which means our president and chief executive officer, Ms. Hunter, will attempt to sell the shares. This prospectus will permit our president and chief executive officer to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares that she may sell. Ms. Hunter will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, she will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934. The intended methods of communication include, without limitations, telephone and personal contact.

The proceeds from the sale of the shares in this offering will be payable to Gary B. Wolff, P. C. - Escrow Account. All subscription agreements and checks are irrevocable and should be delivered to Gary B. Wolff, P. C. at the address provided on the Subscription Agreement.

SBH will receive all proceeds from the sale of the 2,000,000 shares being offered. The price per share is fixed at $0.01 for the duration of this offering. The Company reserves the right to begin using these proceeds as soon as the funds have been received or any time thereafter and will retain broad discretion in the allocation of the net proceeds of this offering.

The offering will be completed 180 days from the effective date of this prospectus (or such earlier date when all 2,000,000 shares are sold), unless extended by our board of directors for an additional 180 days. There is no minimum number of shares that must be sold. All subscription agreements and checks for payment of shares are irrevocable.

The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value. The price does not bear any relationship to our assets, book value, historical earnings or net worth.

Shares of common stock offered by us	A maximum of 2,000,000 shares. There is no minimum number of shares that must be sold by us for the offering to close.

Use of proceeds	SBH will apply the proceeds from the offering to pay professional fees and other general expenses of the offering.

Termination of the offering

The offering will conclude when all 2,000,000 shares of common stock have been sold, or 180 days after this registration statement becomes effective with the Securities and Exchange Commission. SBH may at its discretion extend the offering for an additional 180 days.

Risk factors

The purchase of our common stock involves a high degree of risk. The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists.

We have only one director, who is also our principal executive officer. Accordingly, we cannot establish board committees comprised of independent members to oversee functions like compensation or audit issues. In addition, a tie vote of board members is decided in favor of the chairman, which gives her significant control over all corporate issues, including all major decisions on operations and corporate matters such as approving business combinations.

Please refer to the sections entitled "Risk Factors" and "Dilution" before making an investment in this stock.

Trading Market

None. While a market maker has filed a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”), such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

Even if SBH’s common stock is quoted or granted listing, a market for the common shares may not develop.